Exhibit (d)(1)(ii)

stock Option Agreement

under the

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY

Equity Incentive Plan

THIS STOCK OPTION AGREEMENT (this “Agreement”) is made as of the 4th day of September, 2014, between First Real Estate Investment Trust of New Jersey (the “Trust”) and __________ (the “Optionee”). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the First Real Estate Investment Trust of New Jersey Equity Incentive Plan, as amended (the “Plan”).

WHEREAS, the Trust maintains the Plan for the benefit of its employees, Trustees and consultants; and

WHEREAS, the Plan permits the award of Options to purchase shares of beneficial interest of the Trust (the “Shares”), subject to the terms of the Plan; Exhibit (d)(i)(2)

NOW, THEREFORE, in consideration of these premises and the agreements set forth herein, the parties, intending to be legally bound hereby, agree as follows:

1.          Award of Option. The Trust hereby grants to the Optionee the option (the “Option”) to purchase __________ (__________) Shares (the “Option Shares”). The Option is subject to the terms set forth herein, and in all respects is subject to the terms, definitions and provisions of the Plan applicable to non-qualified stock options, which terms and provisions are incorporated herein by this reference. Except as otherwise specified herein or unless the context herein requires otherwise, the terms defined in the Plan will have the same meanings herein.

2.          Nature of the Option. The Option is intended to be a Non-Qualified Stock Option. Notwithstanding the foregoing, the Trust makes no representation as to the taxation of the Option and the Trust has not advised the Optionee on such matters. The Option is not intended to qualify for any special tax benefits to the Optionee and is not intended to be an “incentive stock option” as defined in Section 422 of the Internal Revenue Code of 1986, as amended.

3.          Date of Grant; Expiration of Option. The Option is granted on September 4, 2014 (the “Effective Date”), and may not be exercised later than September 3, 2024.

4.          Option Exercise Price. The total cost to the Optionee to purchase, pursuant to this Agreement, one Option Share is $18.45, which is equal to the Fair Market Value (as such term is defined in the Plan) of one Share on the Effective Date.

5.          Exercise of Option. The Option will be exercisable during its term only in accordance with the terms and provisions of the Plan and this Agreement, as follows:

(a)          Right to Exercise. The Option Shares underlying the Option shall vest and become exercisable in equal installments over a period of five (5) years from the Effective Date based upon the following schedule:

Number of Option Shares	Date Exercisable
__________________	September 4, 2015
__________________	September 4, 2016
__________________	September 4, 2017
__________________	September 4, 2018
__________________	September 4, 2019

(b)          Method of Exercise. The Optionee may exercise the Option by providing written notice to the Trust in the form attached hereto as Exhibit A stating the election to exercise the Option, and making such additional representations and agreements as to the Optionee’s investment intent with respect to the Option Shares as may be required by the Trust hereunder or pursuant to the provisions of the Plan. Such written notice shall be signed by the Optionee and shall be delivered in person or by certified mail to the Secretary of the Trust or such other person as may be designated by the Trust. The written notice shall be accompanied by payment of the purchase price, which shall be either (x) by check, (y) upon the election of the Optionee and the approval and acceptance of such election by the Board of Trustees, through the delivery of Shares owned by the Optionee, duly endorsed for transfer to the Trust, with a Fair Market Value on the date of exercise equal to the aggregate exercise price of the Options or exercised portion thereof, or (z) such other consideration and method of payment as may be authorized by the Trust’s Board of Trustees pursuant to the Plan. The certificate(s) for the Option Shares as to which the Option shall be exercised shall be registered in the name of the Optionee and shall be legended as required under the Plan and/or applicable law.

(c)          Partial Exercise. The Option may be exercised in whole or in part; provided, however, that any exercise may apply only with respect to whole numbers of Option Shares.

(d)          Restrictions on Exercise. The Option may not be exercised if the issuance of the Option Shares upon such exercise would constitute a violation of any applicable federal or state securities laws or other laws or regulations. The Trust shall have the right to condition the exercise of the Option upon the registration of the Option Shares under the Securities Act of 1933, as amended (the “Securities Act”). As a further condition to the exercise of the Option, the Trust may require the Optionee to make any representation or warranty to the Trust as may be required by or advisable under any applicable law or regulation.

6.          Non-Transferability of Option. The Option may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent or distribution. During the Optionee’s lifetime, the Option is exercisable only the Optionee. Subject to the foregoing and the terms of the Plan, the terms of this Option will be binding upon the executors, administrators, legal guardians, representatives and heirs of the Optionee, meaning for purposes of this Agreement, both testamentary heirs and heirs by intestacy.

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7.          No Continuation of Service. Neither the Plan nor the Option will confer upon the Optionee any right to continue in the service of the Trust (whether as an officer, trustee, employee or consultant) or any affiliate of the Trust, or limit, in any respect, the right of the Trust to discharge the Optionee at any time, with or without Just Cause and with or without notice.

8.          Withholding. The Trust reserves the right to withhold, in accordance with any applicable laws, from any consideration payable or property transferable to the Optionee any taxes required to be withheld by federal, state or local law as a result of the grant or exercise of this Option or the sale or other disposition of the Option Shares. If the amount of any consideration payable to the Optionee is insufficient to pay such taxes or if no consideration is payable to the Optionee, upon the request of the Trust, the Optionee (or such other person entitled to exercise this Option pursuant to the Plan) will pay to the Trust an amount sufficient for the Trust to satisfy any federal, state or local tax withholding requirements applicable to and as a condition to the grant or exercise of this Option or the sale or other disposition of the Option Shares issued upon the exercise of this Option. The minimum required withholding obligations may be settled with Shares, including Option Shares.

9.          The Plan. The Optionee has received a copy of the Plan, has read the Plan and is familiar with its terms, and hereby accepts the Option subject to all of the terms and provisions of the Plan, as amended from time to time. Pursuant to the Plan, the Board is authorized to interpret the Plan and to adopt rules and regulations not inconsistent with the Plan as it deems appropriate. The Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board upon any questions arising under the Plan with respect to the Option Shares or any agreement related to such Shares.

10.          Optionee Acknowledgement. The Optionee acknowledges that in the event that the Optionee utilizes the cashless exercise method described above, the Optionee will be deemed to have (a) exercised the Option with respect to shares effectively being surrendered in satisfaction of the exercise price and (b) sold the shares that are deemed to be surrendered in satisfaction of the exercise price. As a result, the Optionee would recognize ordinary income on the deemed exercise price in an amount measured by the difference between the exercise price of the Option and the fair market value of the shares at the time of exercise. Accordingly, if the Optionee utilizes the cashless exercise method, the Optionee will be subject to tax at ordinary income rates with respect to the deemed sale of shares that are not actually issued to the Optionee.

11.          Governing Law. This Option Agreement will be construed in accordance with the laws of the State of New Jersey, without regard to its conflict of law principles.

12.          Amendment. Subject to the provisions of the Plan, this Agreement may only be amended by a writing signed by each of the parties hereto.

13.          Entire Agreement. This Agreement, together with the Plan and the other exhibits attached thereto or hereto, represents the entire agreement between the parties hereto relating to the subject matter hereof, and merges and supersedes all prior and contemporaneous discussions, agreements and understandings of every nature relating to the award of Options to the Optionee by the Trust.

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IN WITNESS WHEREOF, this Agreement has been executed by the parties effective as of the 4th day of September, 2014.

FIRST REAL ESTATE INVESTMENT TRUST
OF NEW JERSEY

By:
Name:	Robert S. Hekemian
Title:	Chief Executive Officer

Address:

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EXHIBIT A

NOTICE OF EXERCISE
OF OPTIONS UNDER THE
FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
EQUITY INCENTIVE PLAN

Date:______________________

First Real Estate Investment Trust of New Jersey
505 Main Street
P.O. Box 667
Hackensack, New Jersey 07602
Attention:_______________

Dear ________:

I hereby exercise _____ nonqualified options (the “Options”) to acquire _______ shares (the “Shares”) of First Real Estate Investment Trust of New Jersey (the “Company”), representing beneficial interest in the Company. I was granted the Options on September 4, 2014 pursuant to the First Real Estate Investment Trust Equity Incentive Plan (the “Plan”) and a Notice of Grant of Options.

The exercise price is $18.45 per Option and the aggregate exercise price is $______. Regarding payment of the exercise price, please check one of the following:

I acknowledge, understand and agree that the Board of Trustees, in its sole discretion, may accept or reject my election to pay the aggregate purchase price of the options exercised hereby with a number of Shares which I currently own. If the Board of Trustees accepts my election to pay the purchase price with Shares which I currently own, I agree to deliver to the Company certificate(s) representing the number of Shares required as full payment of the purchase price as set forth in the Company’s notice within two (2) business days of my receipt of the Company’s notice. If the Board of Trustees rejects my election to pay the option exercise price with Shares which I currently own, I agree to deliver to the Company payment in full in cash for the options exercised hereby within two (2) business days of my receipt from the Company of written notice advising me that the Board of Trustees has rejected my election.

Upon exercise of the Options, I understand that Federal and state income and certain other taxes may be payable on any income attributed to an increase in the fair market value of the Shares over the exercise price of the Options, which has occurred between the grant date and the exercise date of the Options, and that any such income may be subject to withholding under applicable Federal and state laws. I agree hereby that the Company is not required to issue me the Shares to be acquired pursuant to the exercise of the Options as provided for in this Notice of Exercise, until I have remitted to the Company the aggregate amount of any applicable withholding taxes which the Company has notified me shall be withheld in connection with the exercise of the Options.

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Signature	Address

Print Name (If on behalf of a business entity, please include your title)

Taxpayer Identification Number

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